STONEHAVEN, LLC

**STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Filed pursuant to Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934
as a PUBLIC document

STONEHAVEN, LLC

CONTENTS

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
☎ (732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
Stonehaven, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of **Stonehaven, LLC** (the "Company") as of December 31, 2019 and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2012.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 1, 2020

STONEHAVEN, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2019

ASSETS

Cash and cash equivalents	$ 1,018,805
Accounts receivable	512,989
Prepaid expenses and other assets	93,244
Due from related parties	158,753
Total assets	$ 1,783,791

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Commissions payable	$ 198,246
Accounts payable and accrued expenses	116,364
Total liabilities	314,610
MEMBER'S EQUITY	1,469,181
Total liabilities and member's equity	$ 1,783,791

See accompanying notes to statement of financial condition.

1. NATURE OF OPERATIONS

Stonehaven, LLC (the "Company") converted its state of formation to Delaware on January 6, 2009. The Company is a single-member limited liability company wholly owned by Stonehaven Holdings, LLC (the "Parent"). The Company's operations are conducted from its office in New York City.

The Company's business activities include raising capital from primarily institutional investors for private offerings as well as certain financial advisory services.

The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Commodities Futures Trading Commission ("CFTC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA"). The Company provides referral business, sales of private placement interests to institutional clients on a fully disclosed basis. The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i). The Company does not maintain possession or control of customer funds or securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates. As of December 31, 2019, significant estimates included accounts receivable and commission payable.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents. As of December 31, 2019, cash and cash equivalents were held at two major U.S. financial institutions. At times cash balances held at any individual financial institution may exceed the insurance limits provided by the Federal Deposit Insurance Corporation ("FDIC").

Accounts Receivables

Accounts receivable includes fee income due from clients. Included in accounts receivable are long-term receivables related to fee income that are generally paid in installments over a period of three to four years. Accounts receivable are assessed periodically for collectability and an allowance is recognized for doubtful accounts, if required.

Allowance for Doubtful Accounts

The Company generally does not require collateral and establishes an allowance for doubtful accounts based upon factors surrounding the credit quality of the counterparty, historical experience and age of the accounts receivable balances.

After concluding that a reserved accounts receivable balance is no longer collectible, the Company

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will reduce both the gross receivable and the allowance for doubtful accounts. As of December 31, 2019, receivables were considered fully collectible and no allowance was established.

Property and Equipment

Property and equipment are valued at cost. Depreciation is computed using the straight-line method over the estimated useful lives (3-5 years) of the related assets. Leasehold improvements are amortized over the remaining life of the lease. As of December 31, 2019, all property and equipment were fully depreciated.

Income Taxes

The Company is a single member limited liability company for U.S. federal and state income tax purposes. The Parent is responsible for the payment of income taxes and all tax liabilities are assumed by the Parent. The Company is not a tax paying entity for Federal income tax purposes and thus no federal, state or local income tax expense has been recorded in the accompanying financial statements. Income of the Company is taxed to the member in its respective returns. Certain state and local authorities levy taxes or fees on the Company based on its net income.

In accordance with GAAP, the Company's management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority based on the technical merits of the position.

The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the relevant taxing authority. Based on its analysis, the Company's management has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2019. The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next twelve months. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S. federal and U.S. state tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax fees payable, if assessed. No interest expense or penalties have been recognized as of and for the period ended December 31, 2019. The company is no longer subject to federal, state or local tax examinations by authorities for the years before 2016.

3. 401(K) PROFIT SHARING PLAN

The Company has a 401(K) plan ("Plan") to provide retirement benefits for its employees. Employees may contribute part of their annual compensation to the Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service. The company does not match employee contributions to the Plan.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the Company to maintain a minimum net capital of the greater of 6 2/3% aggregate indebtedness or $45,000 minimum net capital, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2019, the Company's ratio of aggregate indebtedness to net capital was approximately 0.4 to 1 and its net capital of $830,340 was in excess of its net capital requirement by $785,340.

5. RISK CONCENTRATIONS

At December 31, 2019, the receivable from three clients represented approximately 24% of the total accounts receivables balance. Subsequent to December 31, 2019, the Company collected the entire balance due from two clients.

6. COMMITMENTS AND CONTINGENCIES

Litigation

In the normal course of business, the Company may be involved in various legal matters, some of which may involve claims of substantial amounts. It is the opinion of management, after consultation with external counsel, that there are no matters pending against the Company that could have a material adverse effect on the financial statements of the Company at December 31, 2019.

Operating Lease

In February 2016, the FASB issued ASU 2016-02, "Leases". The guidance requires lessees to recognize in the statement of financial condition a right-of-use asset and a lease liability for the rights and obligations created by leases with a duration longer than one year. Leases classified as finance leases require lessees to recognize interest expense on the lease liability separately from the amortization of the lease-related assets in the statement of earnings. The guidance also requires enhanced disclosures regarding the nature and terms of lease arrangements.

The Company has adopted the standard using the modified retrospective approach as of January 1, 2019, which requires a cumulative effect adjustment upon adoption. As the Company's lease commitments did not exceed one year, the adoption did not result in the recognition of a right-of-use asset and corresponding liability on the accompanying statement of financial condition. The Company's office space lease agreement expired on May 31, 2019 and the Company did not exercise its renewal option.

7. RELATED PARTY TRANSACTIONS

From time to time, the Company and various affiliated entities incur costs on each other's behalf. As of December 31, 2019, there was a balance due from the Parent of $158,753.

8. SUBSEQUENT EVENTS

The Company has evaluated the impact of subsequent events through the date the financial statements were issued and determined there were no subsequent events that would have required adjustment to the financial statements or further disclosure in the accompanying notes.